EXHIBIT 12.1
ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands)

			Six Months
			Ended
	Year Ended December 31,		December 31,	Year ended June 30,
	2007	2006	2005	2005	2004	2003
Determination of earnings:
Income (loss) from continuing operations before income taxes	$84,986	$22,067	$(302,284)	$(11,662)	$7,385	$45,949
Add:
Fixed Charges	18,131	22,590	10,103	20,287	20,275	20,244

Earnings, as adjusted	$103,117	$44,657	$(292,181)	$8,625	$27,660	$66,193

Fixed charges:
Interest expense (gross)(1)	$17,380	$22,055	$9,841	$19,829	$19,829	$19,828
Portion of rent representative of the interest factor(2)	751	535	262	458	446	416

Fixed charges	$18,131	$22,590	$10,103	$20,287	$20,275	$20,244

Deficiency of earnings available to cover fixed charges	N/A	N/A	$(302,284)	$(11,662)	N/A	N/A

Ratio of earnings to fixed charges	6:1	2:1	N/A	N/A	1:1	3:1

(1)	Interest expense includes amortization of deferred offering costs of $1.6 million, $1.8 million and $976,000 for the years ended December 31, 2007 and 2006, and the six months ended December 31, 2005, respectively, and $1.8 million for each of the three years ended June 30, 2005.

(2)	Approximately 33% of annual rent expense is included in the computation. The Company believes this is a reasonable estimate of the interest factor in its leases, which are not material. The underlying rent amounts were $2.3 million, $1.6 million, $795,000, $1.4 million, $1.4 million and $1.3 million for the years ended December 31, 2007 and 2006, the six months ended December 31, 2005 and for the years ended June 30, 2005, 2004 and 2003, respectively.